UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 25, 2021

B. Riley Principal 150 Merger Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40083	85-2081659
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

299 Park Avenue, 21st Floor

New York, New York 10171

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 457-3300

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	BRPMU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	BRPM	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	BRPMW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On October 24, 2021, B. Riley Principal 150 Merger Corp., a Delaware corporation (“B. Riley” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BRPM Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of B. Riley (“Merger Sub”), and FaZe Clan Inc., a Delaware Corporation (“FaZe”), pursuant to which, subject to the satisfaction or waiver of certain conditions set forth therein, Merger Sub will merge with and into FaZe (the “Merger”), with FaZe surviving the merger in accordance with the Delaware General Corporation Law as a wholly owned subsidiary of B. Riley (the transactions contemplated by the Merger Agreement and the related ancillary agreements, the “Business Combination”). At the closing of the Business Combination (the “Closing”), B. Riley will change its name to “FaZe Holdings Inc.” (the “Pubco”).

Concurrently with the execution of the Merger Agreement, B. Riley entered into subscription agreements with investors (including investors related to or affiliated with B. Riley Principal 150 Sponsor Co. LLC, B. Riley’s sponsor (“Sponsor”) and an investor related to or affiliated with existing FaZe stockholders) for an aggregate investment $118,000,000 (the “PIPE Investment”), contingent upon the consummation of the Merger, as described in more detail below.

The parties have ascribed an equity value of the combined company, following the consummation of the Business Combination, of $987 million, assuming none of B. Riley’s public stockholders seek to redeem their public shares for a pro rata portion of the funds in the trust account established in connection with B. Riley’s initial public offering (the “Trust Account”). It is anticipated that, immediately following the Business Combination, (1) existing B. Riley stockholders will own approximately 17.5% of outstanding common stock, (2) existing FaZe stockholders will own approximately 67.9% of outstanding common stock (excluding shares purchased in the PIPE Investment), (3) the Sponsor and related parties will collectively own 2.7% of outstanding common stock (excluding shares purchased in the PIPE Investment) (with an aggregate of 2,156,250 shares of common stock subject to vesting pursuant to the Sponsor Support Agreement, discussed in more detail below), and (4) all PIPE Investors will own approximately 11.9% of outstanding common stock.

The board of directors of B. Riley (the “Board”) has unanimously approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and resolved to recommend approval of the Merger Agreement and related matters by B. Riley’s stockholders. The Closing is expected to occur in the first quarter of 2022, following the receipt of required approval by the stockholders of B. Riley and FaZe, required regulatory approvals and the fulfilment of other conditions set forth in the Merger Agreement, and the effectiveness of the registration statement to be filed with the U.S. Securities and Exchange Commission (“SEC”) in connection with the Business Combination.

Merger Agreement

Consideration

In accordance with the terms and subject to the conditions of the Merger Agreement, at the Closing, B. Riley has agreed to issue to stockholders of FaZe approximately 67,023,763 shares of Pubco common stock at a deemed per share price of $10.00 (“Aggregate Equity Value Consideration”), plus earnout consideration of 6% of the total number of shares of Pubco common stock that are issued and outstanding as of immediately after the Closing (which earnout consideration is subject to forfeiture following Closing if certain price-based vesting conditions are not met during the five years following Closing) (“Aggregate Earnout Consideration”).

Immediately prior to the effective time of the Merger (the “Effective Time”), each common stock purchase warrant of FaZe shall be exercised in full in accordance with its terms and each preferred stock purchase warrant of FaZe shall be exercised in full in accordance with its terms. The outstanding principal and accrued interest upon certain convertible promissory notes of FaZe (“FaZe Notes”) shall be converted prior to the Effective Time into shares of common stock of FaZe, par value $0.00001 per share (“FaZe common stock”). Each share of FaZe’s preferred stock that is issued and outstanding as of such time (including the preferred stock issued upon the exercise of preferred stock purchase warrants) shall automatically convert into FaZe common stock, and the outstanding principal and accrued interests upon any FaZe Notes that do not convert will be paid in full prior to the Effective Time.

At the Effective Time, each share of FaZe common stock that is issued and outstanding as of immediately prior to the Effective Time (including the FaZe common stock issued upon the exercise of common stock purchase warrants, FaZe Notes, and preferred stock) shall be cancelled and converted into the right to receive a portion of the Aggregate Equity Value Consideration equal to the Exchange Ratio and a portion of the Aggregate Earnout Consideration equal to the Earnout Exchange Ratio (the “Per Share Merger Consideration”). The “Exchange Ratio” is the quotient obtained by dividing 65,000,000 by the fully-diluted number of shares of FaZe common stock outstanding immediately prior to the Effective Time (excluding certain shares, as determined in accordance with the Merger Agreement). The “Earnout Exchange Ratio” is the quotient obtained by dividing the Aggregate Earnout Consideration by the fully-diluted number of shares of FaZe common stock outstanding immediately prior to the Effective Time (as determined in accordance with the Merger Agreement).

At the Effective Time, each restricted share subject to a restricted stock award outstanding under FaZe’s existing incentive plans that is outstanding immediately prior to the Effective Time, will be converted into the right to receive a number of shares of Pubco common stock having the same terms and conditions as were applicable to such restricted stock award immediately prior to the Effective Time (each, a “Pubco Restricted Stock Award”), except that each Pubco Restricted Stock Award shall relate to a number of shares of Pubco common stock equal to the Per Share Merger Consideration.

At the Effective Time, (i) each option outstanding under FaZe’s existing incentive plans that is vested in accordance with its terms as of the Effective Time (including each option that vests or is deemed vested in accordance with its terms in connection with the transactions contemplated by the Merger Agreement) and (ii) 75% of those options that remain unvested as of the Effective Time (collectively, the “Vested Company Options”) shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive the Per Share Merger Consideration in respect of the net number of shares underlying such Vested Company Options as if each such net share was one share of FaZe common Stock issued and outstanding immediately prior to the Effective Time.

At the Effective Time, each option outstanding under FaZe’s existing incentive plans other than a Vested Company Option that is outstanding immediately prior to the Effective Time, shall be assumed by B. Riley and converted into an option to purchase a number of shares of common stock equal to the number of shares of FaZe common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, and having an exercise price equal to the exercise price immediately prior to the Effective Time divided by the Exchange Ratio.

Conditions to Closing

The obligation of B. Riley and FaZe to consummate the Business Combination pursuant to the Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others: (i) approvals by B. Riley’s stockholders and FaZe’s stockholders of the Merger Agreement and the transactions contemplated thereby; (ii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino-Antitrust Improvements Act of 1976; (iii) that B. Riley has not received valid redemption requests (that have not subsequently been withdrawn) that would require it to redeem B. Riley’s Class A common stock in an amount that would cause B. Riley not to have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) immediately prior to or upon the Closing; (iv) effectiveness of the registration statement on Form S-4 (the “Registration Statement”) to be filed by B. Riley in connection with the Business Combination; (v) the approval of those B. Riley securities referenced in the Registration Statement for listing on The Nasdaq Capital Market (“Nasdaq”), subject only to the receipt of official notice of listing from Nasdaq and, if requested by Nasdaq, the delivery of evidence that B. Riley complied with the minimum round lot shareholder requirement within 15 calendar days of the listing date; (vi) the accuracy of the representations and warranties, covenants and agreements of FaZe and B. Riley, respectively, subject to customary materiality qualifications; (vii) solely with regards to B. Riley, the absence of any material adverse effect that is continuing with respect to FaZe between the date of the Merger Agreement and the date of the Closing; (viii) the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Merger; (ix) the Company Securityholder Support Agreements and Sponsor Support Agreements shall be in full force and effect and shall not have been rescinded by any of the parties thereto (provided that the Company Securityholder Support Agreements shall be terminated upon the Closing in accordance with their terms); (x) solely with respect to FaZe, after giving effect to applicable redemptions, B. Riley having a minimum of $218,000,000 in cash available to it at Closing after payment of the transaction expenses; and (xi) solely with regards to FaZe, B. Riley’s total liability (excluding transaction expenses and liabilities associated with the B. Riley warrants) do not exceed $5,000,000.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations, warranties and covenants by the parties thereto, including, among other things, covenants with respect to the conduct of B. Riley and FaZe during the period between execution of the Merger Agreement and the Closing. The representations, warranties and covenants made under the Merger Agreement will not survive the Closing; provided, any covenants that are to be performed at or after the Closing shall survive until such covenant has been performed or satisfied. Each of B. Riley and FaZe has agreed to use its reasonable best efforts to cause the Merger to be consummated as soon as practicable.

Termination

The Merger Agreement may be terminated under certain limited circumstances prior to the Closing, including, among others: (i) by mutual written consent of B. Riley and FaZe; (ii) by B. Riley or Faze, if the Closing has not occurred on or before 5:00 p.m., Eastern time, on July 25, 2022; (iii) by B. Riley or FaZe if any governmental authority will have enacted, issued, promulgated, enforced or entered any governmental order that has become final and nonappealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; (iv) by B. Riley or FaZe if certain approvals of stockholders of B. Riley are not obtained at the special meeting of stockholders called for the purpose of approving the Business Combination; (v) by FaZe if B. Riley’s board of directors changes its voting recommendation to B. Riley stockholders with respect to such proposals; (vi) by B. Riley if certain approvals of stockholders of FaZe are not obtained within 10 business days after the Registration Statement has been declared effective by the SEC; and (vii) by B. Riley or FaZe, respectively, if there is any material breach of any representation, warranty, covenant or agreement on the part of FaZe on the one hand, or by B. Riley or Merger Sub, on the other hand, set forth in the Merger Agreement such that certain conditions would not be satisfied at the Closing, subject to customary cure periods.

The foregoing description of the Merger Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached as Exhibit 2.1 hereto and is incorporated by reference herein. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about B. Riley, FaZe or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in B. Riley’s public disclosures.

Certain Related Agreements

Subscription Agreements

On October 24, 2021, concurrently with the execution of the Merger Agreement, B. Riley entered into subscription agreements (collectively, the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, B. Riley agreed to issue and sell to the PIPE Investors in private placements, an aggregate of 11,800,000 shares of Class A common stock at $10.00 per share, for an aggregate purchase price of $118,000,000.

The PIPE Investment is expected to be consummated immediately prior to or substantially concurrently with the Closing of the Business Combination. The closing of the PIPE Investment is conditioned upon, among other things, (i) the satisfaction or waiver of all conditions precedent to the Business Combination and the substantially concurrent consummation of the Business Combination, (ii) the accuracy of all representations and warranties of B. Riley and the PIPE Investors in the Subscription Agreements, subject to certain bring-down standards, and (iii) the satisfaction of all covenants, agreements, and conditions required to be performed by B. Riley and the PIPE Investors pursuant to the Subscription Agreements. The Subscription Agreements provide for certain customary registration rights for the PIPE Investors. An affiliate of the Sponsor has subscribed to purchase 2,000,000 shares of Class A common stock at $10.00 per share in the PIPE Investment, for an aggregate purchase price of $20,000,000.

Sponsor Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, B. Riley, FaZe, and the Sponsor entered into a support agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed to (i) invest at least $20,000,000 in the PIPE Investment as well as to backstop the PIPE Investment, if the amount in cash actually received by B. Riley from the PIPE Investment at Closing is less than $100,000,000, by committing to purchase that portion of the PIPE Investment not purchased by third party investors to cause the PIPE Investment actually received by B. Riley at the Closing to equal $100,000,000, (ii) waive the anti-dilution and conversion price adjustments set forth in B. Riley’s amended and restated certificate of incorporation with respect to the Class B common stock held by the Sponsor (“Founder Shares”), (iii) subject 50% of the Founder Shares to forfeiture following Closing if certain price-based vesting conditions are not met during the five years following Closing, (iv) subject the Founder Shares to certain transfer restrictions, and (v) to vote all voting equity securities owned by it in favor of the Merger Agreement, Business Combination, and each other proposal presented by B. Riley in the proxy statement/prospectus that is part of the Registration Statement.

FaZe Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, B. Riley, Merger Sub, FaZe and certain FaZe stockholders who hold the votes required to approve the Merger Agreement and the transactions contemplated thereby entered into certain support agreements (together, the “FaZe Support Agreements”), whereby such FaZe stockholders agreed to, among other things, promptly (and in any event within three business days) after the Registration Statement is declared effective by the SEC, execute a written consent in favor of the approval of the Merger Agreement and the transactions contemplated thereby. In addition, such FaZe stockholders agreed to, at any meeting of stockholders of FaZe, vote in favor of the approval of the Merger Agreement and the transactions contemplated thereby and vote against certain competing proposals. Such FaZe stockholders also agreed to not transfer any securities of FaZe held by them from the date of execution of the FaZe Support Agreements until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, subject to certain exceptions, and to terminate certain affiliate agreements at the Closing.

The FaZe Support Agreements will terminate in their entirety, and be of no further force or effect, upon the earliest to occur of (i) the Effective Time, (ii) the valid termination of the Merger Agreement in accordance with its terms and (iii) the time such FaZe Support Agreement is terminated upon the mutual written agreement of B. Riley, Merger Sub, FaZe and the FaZe stockholder party thereto.

A&R Registration Rights Agreement

In connection with the consummation of the Business Combination, B. Riley, the Sponsor, B. Riley’s directors and officers, certain of FaZe’s directors and officers and certain FaZe stockholders will amend and restate the existing registration rights agreement by and between Sponsor and BRPM dated as of February 18, 2021, and enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”).

Pursuant to the A&R Registration Rights Agreement, following the Closing, Pubco will be required to register for resale securities held by holders of registrable securities parties thereto. In certain circumstances, such stockholders can demand up to four underwritten offerings in any 12-month period, and such stockholders will also be entitled to certain piggyback registration rights. Pubco will bear certain expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

The A&R Registration Rights Agreement amends and restates the registration rights agreement that was entered into upon the consummation of B. Riley’s initial public offering in February 18, 2021. The Registration Rights Agreement will terminate on the earlier of (i) the ten-year anniversary of the date of the A&R Registration Rights Agreement on and (ii) the date as of which all of the registrable securities thereunder have been sold pursuant to a registration statement, provided, that with respect to any applicable stockholder, the A&R Registration Rights Agreement will terminate on the date that such stockholder no longer holds any Registrable Securities (as defined in the A&R Registration Rights Agreement).

The foregoing descriptions of the Subscription Agreements, the Sponsor Support Agreement, the FaZe Holders Support Agreement, the Preferred FaZe Holders Support Agreement, and the A&R Registration Rights Agreement and the transactions and documents contemplated thereby, are not complete and are subject to and qualified in their entirety by reference to the form of Subscription Agreement, the Sponsor Support Agreement, the form of FaZe Holders Support Agreement, the form of Preferred FaZe Holders Support Agreement, and the form of A&R Registration Rights Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, Exhibit 10.4, Exhibit 10.5, and Exhibit 10.6, respectively, and the terms of which are incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of shares of common stock in the PIPE Investment is incorporated by reference herein. The shares of common stock issuable in connection with the PIPE Investment will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 7.01 Regulation FD Disclosure.

On October 25, 2021, B. Riley and FaZe issued a joint press release announcing the execution of the Merger Agreement. The press release is furnished hereto as Exhibit 99.1.

Furnished as Exhibit 99.2 hereto is the investor presentation, dated October 2021, for use by B. Riley in meetings with certain of its stockholders as well as other persons with respect to the proposed Business Combination.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of B. Riley under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibits 99.1 and 99.2.

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, B. Riley plans to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement/prospectus relating to the proposed Business Combination (the "Proxy Statement/Prospectus"). After the Registration Statement is declared effective by the SEC, B. Riley will mail the definitive Proxy Statement/Prospectus to holders of B. Riley's shares of common stock as of a record date to be established in connection with B. Riley's solicitation of proxies for the vote by B. Riley stockholders with respect to the proposed Business Combination and other matters as described in the Proxy Statement/Prospectus. B. Riley stockholders and other interested persons are urged to read, when available, the preliminary Proxy Statement/Prospectus and the amendments thereto, the definitive Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about B. Riley, FaZe and the proposed Business Combination. Stockholders will be able to obtain copies of the Proxy Statement/Prospectus and other documents containing important information about B. Riley, FaZe and the proposed Business Combination filed with the SEC, without charge, once such documents are available on the website maintained by the SEC at http://www.sec.gov, or by directing a request to: B. Riley Principal 150 Merger Corp, 299 Park Avenue, 21st Floor, New York, New York 10171, Attention: Daniel Shribman, telephone: (212) 457-3300.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

B. Riley and FaZe and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of B. Riley's stockholders in connection with the proposed Business Combination. Stockholders of B. Riley may obtain more detailed information regarding the names, affiliations and interests of B. Riley's and FaZe’s directors and executive officers in B. Riley's Form S-1 filed with the SEC relating to its initial public offering, which was declared effective on February 18, 2021 (“Form S-1”) and in the Proxy Statement/Prospectus when available. Information concerning the interests of B. Riley's participants in the solicitation, which may, in some cases, be different than those of B. Riley's stockholders generally, will be set forth in the Proxy Statement/Prospectus when it becomes available.

Forward-Looking Statements

The information in this Current Report on Form 8-K includes "forward-looking statements" pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this Current Report on Form 8-K, regarding the proposed Business Combination, the ability of the parties to consummate the proposed Business Combination, the benefits and timing of the proposed Business Combination, as well as the combined company's strategy, future operations and financial performance, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words "budget," "could," "forecast," "future," "might," "outlook," "plan," "possible," "potential,” "predict," "project," "seem," "seek," "strive," "would," "should," "may," "believe," "intend," "expects," "will," "projected," "continue," "increase," and/or similar expressions that concern B. Riley's or FaZe's strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on the management of B. Riley’s and FaZe’s belief or interpretation of information currently available.

These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of B. Riley’s and FaZe’s management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this Current Report on Form 8-K, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and condition (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings or other disputes that may be instituted against B. Riley, FaZe, the combined company or others; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of B. Riley, to satisfy the minimum cash condition following redemptions by B. Riley’s public stockholders, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of B. Riley or FaZe as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management, key employees and talents; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations, including changes in domestic and foreign business, market, financial, political, and legal conditions; (10) the possibility that B. Riley, FaZe or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID 19 on B. Riley’s or FaZe’s business and/or the ability of the parties to complete the proposed Business Combination; (12) the inability to complete the PIPE investments in connection with the proposed Business Combination; and (13) other risks and uncertainties set forth in B. Riley's Form S-1 and in subsequent filings with the SEC, including the Proxy Statement/Prospectus relating to the proposed Business Combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of B. Riley and FaZe. Forward-looking statements speak only as of the date they are made. While FaZe and B. Riley may elect to update these forward-looking statements at some point in the future, FaZe and B. Riley specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FaZe’s and B. Riley’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
2.1†	Agreement and Plan of Merger, dated as of October 24, 2021, by and among B. Riley Principal 150 Merger Corp., BRPM Merger Sub, Inc., and FaZe Clan Inc.
10.1	Form of PIPE Subscription Agreement.
10.2	Sponsor Support Agreement, dated as of October 24, 2021, by and among B. Riley Principal 150 Sponsor Co., LLC, B. Riley Principal 150 Merger Corp., and FaZe Clan Inc.
10.3	Form of FaZe Holders Support Agreement.
10.4	Form of Amended and Restated Registration Rights Agreement.
99.1	Press Release, dated October 25, 2021.
99.2	Investor Presentation, dated October 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	The schedules and similar attachments to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). B. Riley undertakes to furnish supplementally a copy of any omitted schedule or attachment to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

B. RILEY PRINCIPAL 150 MERGER CORP.

Dated: October 25, 2021	By:	/s/ Daniel Shribman
		Name:	Daniel Shribman
		Title:	Chief Executive Officer and
Chief Financial Officer